SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )1

Denison International plc

(Name of Issuer)

Ordinary Shares, $0.01 par value per share, including those represented by American Depositary

Shares each representing one Ordinary Share

(Title and Class of Securities)

248335101

(CUSIP Number)

Thomas A. Piraino, Jr.

Vice President, General Counsel and Secretary

Parker-Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124-4141

(216) 896-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Patrick J. Leddy

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

(216) 586-3939

December 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 248335101	13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PARKER-HANNIFIN CORPORATION I.R.S. IDENTIFICATION NO. 34-0451060

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 4,715,000** 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 4,715,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,715,000**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.4%***

14.	TYPE OF REPORTING PERSON CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

**Beneficial ownership of the Ordinary Shares, including those Ordinary Shares represetned by American Depositary Shares, referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender Agreements, including the powers of attorney granted to Parker-Hannifin Corporation thereby, described in Item 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parker-Hannifin Corporation that it is the beneficial owner of any of the Ordinary Shares, including those represented by American Depositary Shares, referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

***The calculation of the foregoing percentage is based on 9,945,366 Ordinary Shares, including the American Depositary Shares each representing one Ordinary Share, of Denison International plc outstanding as of November 30, 2003 as set forth in the Acquisition Agreement (as defined below).

CUSIP No. 248335101	13D	Page 3 of 11 Pages

This Schedule 13D is filed by Parker-Hannifin Corporation, an Ohio Corporation (“Parker”). The Schedule 13D relates to the tender offer by Parker to purchase all of the A Ordinary Shares, £8.00 par value per share (the “A Ordinary Shares”), outstanding at any time prior to the expiration of the tender offer, and all of the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), outstanding at any time prior to the expiration of the tender offer, including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share (“ADSs,” and together with the A Ordinary Shares and the Ordinary Shares, the “Shares”), of Denison International plc, a public limited company organized under the laws of England and Wales (“Denison”), at a purchase price of $24.00 per Share net to the seller in cash, without interest. The tender offer by Parker as described above, which is subject to the terms and conditions of the Acquisition Agreement (as defined herein), is referred to herein as the “Offer.”

Item 1.    Security and Issuer.

Denison, a public limited company organized under the laws of England and Wales, is the issuer of the Ordinary Shares. Denison’s principal executive offices are located at 14249 Industrial Parkway, Marysville, Ohio 43040, and its business telephone number is (937) 644-4500. The securities to which this Schedule 13D relates are the Ordinary Shares, including those represented by ADSs.

Item 2.    Identity and Background.

(a) - (c) Parker-Hannifin Corporation is an Ohio corporation with its principal executive offices located at 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141. Parker is a leading worldwide full-line manufacturer of motion control products, including fluid power systems, electromechanical controls and related components. Parker has several business locations throughout the world.

The following table sets forth the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each Director and Executive Officer of Parker. Directors are identified with a single asterisk next to their names. Unless otherwise indicated below, the business address of each Director and Executive Officer listed below is 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141.

Name	Present Principal Occupation or Employment

LEE C. BANKS	Mr. Banks was elected as Vice President of Parker in October 2001 and named President of the Hydraulics Group effective October 1, 2003.

ROBERT B. BARKER	Mr. Barker was elected as Vice President of Parker in April 2003 and named President of the Aerospace Group effective March 2003.

ROBERT W. BOND	Mr. Bond was elected as Vice President of Parker in July 2000 and named President of the Automation Group effective April 2000.

*JOHN G. BREEN	Mr. Breen has served as a Director of Parker since 1980. He is Chairman of the Compensation and Management Development Committee and a member of the Finance Committee. He is now retired.

*DUANE E. COLLINS	Mr. Collins has served as a Director of Parker since 1992. Mr. Collins has been Chairman of the Board of Directors since October 1999.

LYNN M. CORTRIGHT	Mr. Cortright was elected as Vice President of Parker in January 1999 and named President of the Climate & Industrial Controls Group effective November 1998.

CUSIP No. 248335101	13D	Page 4 of 11 Pages

DANA A. DENNIS	Mr. Dennis was elected as Vice President of Parker in October 2001 and as Controller effective July 1999.

HEINZ DROXNER	Mr. Droxner was elected as Vice President of Parker and named President of the Seal Group effective January 2002.

WILLIAM G. ELINE	Mr. Eline was elected as Vice President—Chief Information Officer of Parker effective August 2002.

DANIEL T. GAREY	Mr. Garey has been an officer of Parker since 1995 and is Vice President—Human Resources.

PAMELA J. HUGGINS	Ms. Huggins was elected as Vice President of Parker and Treasurer in April 2003.

MARWAN M. KASHKOUSH	Mr. Kashkoush was elected as Vice President of Parker in July 2000 and named Vice President of Worldwide Sales and Marketing in October 2003.

*WILLIAM E. KASSLING	Mr. Kassling has served as a Director of Parker since 2001. He is a member of the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Kassling is the Chairman of the Board of Wabtec Corporation (technology-based equipment for the rail industry), located 1001 Air Brake Avenue, Wilmerding, PA 15148.

*ROBERT J. KOHLHEPP	Mr. Kohlhepp was elected to the Board of Directors of Parker in July 2002. He is Chairman of the Finance Committee and a member of the Audit Committee.

*PETER W. LIKINS	Dr. Likins has served as a Director of Parker since 1989. He is a member of the Audit Committee and the Compensation and Management Development Committee. Dr. Likins is President of the University of Arizona, (institution of higher education), located at The University of Arizona, Tucson, Arizona 85721.

THOMAS W. MACKIE	Mr. Mackie was elected as Vice President of Parker in July 2000 and named President of the Fluid Connectors Group in July 2001.

M. CRAIG MAXWELL	Mr. Maxwell was elected as Vice President—Technology and Innovation of Parker in July 2003.

*GIULIO MAZZALUPI	Mr. Mazzalupi has served as a Director of Parker since 1999. He is a member of the Corporate Governance and Nominating Committee and the Finance Committee. He is now retired.

*KLAUS-PETER MÜLLER	Mr. Müller has served as a Director of Parker since 1998. He is a member of the Corporate Governance and Nominating Committee and the Finance Committee. Mr. Müller is a member and the Chairman of the Board of Managing Directors of Commerzbank AG (international banking), located at Kaiserplatz, 60261 Frankfurt am Main in Frankfurt, Germany.

JOHN D. MYSLENSKI	Mr. Myslenski was elected as Executive Vice President of Sales, Marketing and Operations Support in October 2003 and was named Senior Vice President of Parker in August 2002.

CUSIP No. 248335101	13D	Page 5 of 11 Pages

*CANDY M. OBOURN	Ms. Obourn has served as a Director of Parker since 2002. She is a member of the Audit Committee and the Corporate Governance and Nominating Committee. Ms. Obourn is the Chief Operating Officer of Health Imaging Division of Eastman Kodak Company (photography and digital imaging), located at 343 State Street, Rochester, NY 14650.

JOHN K. OELSLAGER	Mr. Oelslager was elected as Vice President of Parker in October 1997 and named President of the Filtration Group effective March 2000.

*HECTOR R. ORTINO	Mr. Ortino has served as a Director of Parker since 1997. He is Chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee. Since February 1996, Mr.Ortino has been the President of Ferro Corporation (specialty materials), located at 1000 Lakeside Avenue, Cleveland, Ohio 44114-7000.

THOMAS A. PIRAINO	Mr. Piraino has been an officer of Parker since 1998 and is Vice President, General Counsel and Secretary.

TIMOTHY K. PISTELL	Mr. Pistell was elected as Vice President—Finance and Administration and Chief Financial Officer effective April 2003.

*ALLAN L. RAYFIELD	Mr. Rayfield has served as a Director of Parker since 1984. He is Chairman of the Corporate Governance and Nominating Committee and a member of the Compensation and Management Development Committee. He is now retired.

*WOLFGANG R. SCHMITT	Mr. Schmitt has served as a Director of Parker since 1992. He is a member of the Audit Committee and the Compensation and Management Development Committee. Mr. Schmitt is the Chief Executive Officer of Trends 2 Innovation (strategic growth consultants), located in Wooster, Ohio.

ROGER SHERRARD	Mr. Sherrard was elected as a Vice President of Parker in October 2003 and named President of the Instrumentation Group effective November 1, 2003.

*DEBRA L. STARNES	Ms. Starnes has served as a Director of Parker since 1997. She is a member of the Compensation and Management Development Committee and the Finance Committee. Ms. Starnes is a Vice President and Managing Director, Houston Region of The Innis Company (human resource consulting firm), located at 1300 Post Oak Boulevard, Suite 725, Houston, Texas 77056.

*DENNIS W. SULLIVAN	Mr. Sullivan has served as a Director of Parker since 1983. Mr. Sullivan is Executive Vice President of Parker.

NICKOLAS W. VANDE STEEG	Mr. Vande Steeg was named Executive Vice President and Chief Operating Officer in October 2003.

*DONALD E. WASHKEWICZ	Mr. Washkewicz has served as a Director of Parker since 2000. Mr. Washkewicz has been the Chief Executive Officer since July 2001 and President since February 2000.

CUSIP No. 248335101	13D	Page 6 of 11 Pages

(d), (e) None of Parker or, to the knowledge of Parker, its Executive Officers or Directors, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or a finding of any violation of Federal or State securities laws.

(f) To the knowledge of Parker, each Director and Executive Officer of Parker is a citizen of the United States of America other than Messrs. Droxner and Müller, who are citizens of Germany, Mr. Mazzalupi, who is a citizen of Italy, and Mr. Ortino, who is a citizen of Argentina.

Item 3.    Source and Amount of Funds or Other Consideration.

The total amount of funds required by Parker to pay the aggregate purchase price to be paid pursuant to the Offer and the compulsory acquisition under the laws of the United Kingdom (as described below), to cash out the Options (as defined in the Acquisition Agreement) and pay the fees and expenses related to the Offer and the compulsory acquisition is estimated to be approximately $252,915,000. Parker plans to obtain the funds from cash on hand and an issuance of commercial paper.

To the knowledge of Parker, none of Parker’s Directors or Executive Officers is acquiring any Shares of Denison pursuant to the Offer.

Item 4.    Purpose of Transaction.

The purpose of the Offer is to enable Parker to acquire, in one or more transactions, the control of, and entire interest in, Denison. The Offer is being made pursuant to the Acquisition Agreement, dated as of December 7, 2003, by and between Denison and Parker (the “Acquisition Agreement”), which is attached hereto as Exhibit 1. The information set forth in the Acquisition Agreement is incorporated herein by reference. The acquisition of the entire equity interest in Denison has been structured as a cash tender offer followed by the compulsory acquisition under Sections 428 to 430F of the Companies Act 1985 of the United Kingdom in order to provide a prompt and orderly transfer of ownership of Denison from the shareholders of Denison to Parker and to provide Denison’s shareholders with cash in an amount equal to $24.00 for each of their Shares net to the seller in cash, without interest.

(a) Except as otherwise set forth herein or contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, or the Tender Agreements (as defined herein), a form of which is attached hereto as Exhibit 2 and is incorporated herein by reference, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, has current plans or proposals that would result in the acquisition by any such person of additional securities of Denison.

(b) Except as otherwise set forth herein or contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, has current plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Denison or any of its subsidiaries.

(c) Except as otherwise set forth herein or contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, has current plans or proposals that would result in a purchase, sale or transfer of a material amount of the assets of Denison or any of its subsidiaries.

(d) Except as otherwise set forth herein or contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, has current plans or proposals that would result in any change in the present Board of Directors of Denison or management of Denison, including, but not limited to, any plans or proposals to change the

CUSIP No. 248335101	13D	Page 7 of 11 Pages

number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer. Notwithstanding the foregoing, the Acquisition Agreement requires Denison to use reasonable commercial efforts to effect the resignation of any Directors of Denison that Parker requests and to cause those Directors to fill their vacancies with Directors nominated by Parker. Parker intends to remove all the Members of Denison’s Board of Directors upon the closing of the Offer.

(e) Except as otherwise set forth herein or contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, has current plans or proposals that would result in any material change in the present capitalization or dividend policy of Denison.

(f) Except as otherwise set forth herein or contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, has current plans or proposals that would result in any other material change in Denison’s business or corporate structure.

(g) Except as otherwise set forth herein or contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, and the Tender Agreements, a form of which is attached hereto as Exhibit 2 and is incorporated herein by reference, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, has current plans or proposals that would result in changes in Denison’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of Denison by any person.

(h) - (i) Except as otherwise set forth herein or contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, has current plans or proposals that would result in a class of equity securities of Denison to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association or a class of equity securities of Denison becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. If the Compulsory Acquisition is consummated, however, Denison will no longer be publicly owned. Even if the Compulsory Acquisition is not consummated, if Parker purchases all of the tendered Shares, there may be so few remaining shareholders and publicly held ADSs that the ADSs will no longer meet the published guidelines of the National Association of Securities Dealers Automated Quotation (“Nasdaq”) for continued listing and may be taken off the Nasdaq National Market. As a result, there may not be a public trading market for the ADSs and Denison may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Commission’s rules relating to publicly held companies.

(j) Except as otherwise set forth herein or contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, has current plans or proposals that would result in any other act similar to any of those enumerated above in this Item 4.

Item 5.    Interest in Securities of the Issuer.

(a) Parker is deemed for U.S. federal securities laws purposes to beneficially own 7,005 A Ordinary Shares (representing approximately 99.9% of the outstanding A Ordinary Shares as of November 30, 2003) and 4,715,000 Ordinary Shares, including 4,715,000 ADSs each representing one Ordinary Share (representing approximately 47.4% of the outstanding Ordinary Shares as of November 30, 2003), subject to the terms and conditions of the Tender Agreements. Parker disclaims any beneficial ownership in these Shares. Pursuant to the Tender Agreements, the tendering shareholders are obligated to tender some or all Shares they owned as of, and those they may acquire after, the date of such agreements, including in some

CUSIP No. 248335101	13D	Page 8 of 11 Pages

instances, Shares they acquire as a result of exercising their options. As of November 30, 2003, there were 599,234 issued and outstanding options, of which the tendering shareholders held 238,734.

To the knowledge of Parker, none of its Directors or Executive Officers beneficially owns or has power to dispose of any Shares.

(b) - (d) Parker is deemed to have shared power to dispose of the A Ordinary Shares and Ordinary Shares, including the ADSs, each representing one Ordinary Share, referred to in (a). All of these Shares are securities that Parker has the right to acquire under tender agreements (the “Tender Agreements”) entered into between Parker and certain directors, officers and other beneficial shareholders of Denison. All the information included in the Form of Tender Agreement, attached hereto as Exhibit 2, is incorporated herein by reference. Parker is not entitled to any rights (including voting rights) as a shareholder of Denison and disclaims beneficial ownership of the Shares subject to the Tender Agreements.

Except as set forth herein and as contemplated by the Acquisition Agreement, attached hereto as Exhibit 1, and the Tender Agreements, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers (i) beneficially owns or has the right to acquire any Shares or any other equity securities of Denison; (ii) has effected any transaction in the Shares or any other equity securities of Denison during the past 60 days; or (iii) knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Acquisition Agreement and the Form of Tender Agreement described herein and attached hereto as Exhibit 1 and Exhibit 2, respectively, none of Parker or, to the knowledge of Parker, its Directors or Executive Officers, knows of any contracts, arrangements, understandings or relationships (legal or otherwise) among Parker and its Directors or Executive Officers, and between Parker, its Directors or Executive Officers and any other person, with respect to any securities of Denison, including but not limited to, transfer or voting of any of the securities of Denison, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Denison.

Parker has entered into a Tender Agreement, each dated as of December 7, 2003, a form of which is attached hereto as Exhibit 2 and is incorporated herein by reference, with the following persons:

•	J. Colin Keith
•	Anders C.H. Brag
•	Enrique Foster Gittes
•	David Weir
•	Prudential Bache Nominee Ltd.
•	Roy Nominees Ltd.
•	Rupert Nicholas Hambro
•	Elizabeth Jane Hall
•	JO Hambro Capital Management Limited
•	Witham Management Corporation
•	EGI Investments Ltd.

CUSIP No. 248335101	13D	Page 9 of 11 Pages

Item 7.    Material to be Filed As Exhibits.

(1)	None.

(2)	Exhibit 1.	Acquisition Agreement, dated December 7, 2003, by and between Parker-Hannifin Corporation and Denison International plc.

(3)	Exhibit 2.	Form of Tender Agreement between Parker-Hannifin Corporation and certain shareholders of Denison International plc.

[Remainder of page is left intentionally blank. Signature begins on next page.]

CUSIP No. 248335101	13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2003

PARKER-HANNIFIN CORPORATION

By:	/S/ THOMAS A. PIRAINO, JR.

Name: Thomas A. Piraino, Jr.
Title: Vice President, General Counsel and Secretary

CUSIP No. 248335101	13D	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit 1.	Acquisition Agreement, dated December 7, 2003, by and between Parker-Hannifin Corporation and Denison International plc.

Exhibit 2.	Form of Tender Agreement between Parker-Hannifin Corporation and certain shareholders of Denison International plc.